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                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                               ------------------------

                                  SCHEDULE 14D-1/A

 TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE
                                    ACT OF 1934

                                  (AMENDMENT NO. 1)
                               ------------------------

                      COURTYARD BY MARRIOTT LIMITED PARTNERSHIP

                            A DELAWARE LIMITED PARTNERSHIP
                              (NAME OF SUBJECT COMPANY)
                                 PALM INVESTORS, LLC

                         A DELAWARE LIMITED LIABILITY COMPANY
                                  ARLEN CAPITAL, LLC
                         A DELAWARE LIMITED LIABILITY COMPANY
                                       (Bidder)


                        UNITS OF LIMITED PARTNERSHIP INTEREST
                            (TITLE OF CLASS OF SECURITIES)


                                         None
                        (CUSIP Number of Class of Securities)


                                Don Augustine, Manager
                                 Arlen Capital, LLC
                         1650 Hotel Circle North - Suite 200
                             San Diego, California  92108
                                    (619) 686-2002
             (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications on Behalf of Bidder)


                               ------------------------


AMENDMENT NO. 1 TO SCHEDULE 14D-1


This Amendment No. 1 amends the Offer to Purchase on Schedule 14D-1 filed with the Securities and Exchange Commission on May 26, 1998 (the "Schedule 14D-1") by Palm Investors, LLC, a Delaware limited partnership (the "Purchaser"), relating to the Offer by the Purchaser to purchase up to 115 Units of Limited Partnership Interest ("Units") in Courtyard by Marriott Limited Partnership, a Delaware Limited Partnership (the "Partnership"), for a purchase price of $85,000 per Unit, upon the terms and conditions set forth in the Offer to Purchase dated May 26, 1998 (the "Offer to Purchase") and the related Agreement of Sale (which, together with any supplements or amendments, collectively constitute the "Offer"). Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Schedule 14D-1 and the Offer to Purchase.


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ITEM 10.  ADDITIONAL INFORMATION

          (f) The Offer has been extended to midnight, Eastern Time, on July 17, 1998. On June 26, 1998, the Purchaser published an announcement in INVESTOR'S
BUSINESS DAILY announcing such extension and reporting.   A copy of the text of
the publication has been filed as Exhibit (a) (5) to this Amendment No. 1 and is incorporated herein by reference in its entirety.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

          (a) (4) Text of publication issued by the Purchaser on June 26, 1998.



                                     SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:    June 26, 1998            PALM INVESTORS, LLC

                                   By:  Arlen Capital, LLC
                                        its Manager

                                        By:  /s/ DON AUGUSTINE
                                             ---------------------------------
                                             Don Augustine, Manager

                                   ARLEN CAPITAL, LLC


                                        By:  /s/ DON AUGUSTINE
                                             ---------------------------------
                                             Don Augustine, Manager


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                                   EXHIBIT (a) (4)

                 NOTICE TO HOLDERS OF LIMITED PARTNERSHIP UNITS OF
                      COURTYARD BY MARROTT LIMITED PARTNERSHIP


                               IMPORTANT ANNOUNCEMENT

The Offer by Palm Investors, LLC (the "Purchaser") to purchase Units of Courtyard by Marriott Limited Partnership (the "Partnership") has been extended and is now scheduled to expire at 12:00 midnight, Eastern Time on July 17, 1998. To date, approximately 4.16 (".36%") Units have been tendered to Purchaser and not withdrawn. Purchaser will acquire up to an additional 110 Units (up to 10% of the issued and outstanding Units of the Partnership). All of the terms and conditions of the Offer remain in full force and effect.

For futher information, please contact the Purchaser at 1650 Hotel Circle North, Suite 200, San Diego, CA 92108.